June 28, 2018

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549-3720

Attention:                                         Abe Friedman

Jim Rosenberg

Office of Healthcare & Insurance

Re:                           Theravance Biopharma, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 9, 2018

File No. 001-36033

Dear Messrs. Friedman and Rosenberg:

This letter responds to the comments set forth in the letter to Theravance Biopharma, Inc. (the “Company”) dated June 15, 2018 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Renee Gala, the Company’s Chief Financial Officer, regarding the Company’s Form 10-Q for the Quarterly Period ended March 31, 2018, filed on May 9, 2018 (the “Report”).

For your convenience, we have repeated and numbered the comments in italicized, bold print, and the Company’s responses are provided below each comment.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes To Consolidated Financial Statements

3. Collaborative Arrangements

Janssen Biotech, page 12

1. Please provide us an analysis with reference to authoritative literature supporting your accounting treatment as revenue within your condensed consolidated statements of operations and as a contract liabilities described as “deferred revenue” and long-term deferred revenue”  within your condensed consolidated balance sheets. If you are following ASC 606, explain why you believe you are within its scope. Alternatively, explain your basis for analogizing to ASC 606 or other accounting you have followed. Address in your analysis how your assertion on page 9 that you do not consider performing research and development services to be a part of your ongoing and central operations was considered in your accounting treatment.

As a preface to the response, the Company understands that the Staff is aware of the current project by the Financial Accounting Standards Board (“FASB”) related to the accounting for Collaborative Arrangements, which is codified in Topic 808.  The stated reasons for why the FASB issued a proposed accounting standards update, as specified in the exposure draft, are provided below:

“A collaborative arrangement, as defined by the guidance in Topic 808, Collaborative Arrangements, is a contractual arrangement under which two or more parties actively participate in a joint operating activity and are exposed to significant risks and rewards that depend on the activity’s commercial success. Topic 808 does not provide comprehensive recognition or measurement guidance for collaborative arrangements, and the accounting for those arrangements is often based on an analogy to other accounting literature or an accounting policy election.  Some entities apply revenue guidance directly or by analogy to all or a portion of their arrangements, and others apply a different accounting method as an accounting policy. Those accounting differences result in diversity in practice on how entities account for transactions on the basis of their view of the economics of the collaborative arrangement.

Although the lack of guidance for collaborative arrangements has resulted in diversity in practice for more than a decade, the issuance of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), raised new questions about the interaction between Topic 808 and Topic 606. Certain aspects of the amendments in Update 2014-09 have resulted in uncertainty in practice about the effect of the revenue standard on the accounting for collaborative arrangements. Specifically, stakeholders indicated that it is unclear whether Topic 606 could be applied to certain transactions in collaborative arrangements. The FASB is issuing this proposed Update to clarify the interaction between Topic 808 and Topic 606.”

The Company further supplementally advises the Staff that the Company participated in the FASB Staff outreach on their Topic 808 project.  The FASB Staff conducted two rounds of outreach to practitioners to educate the FASB Staff on the background on current practices related to the accounting for collaborative arrangements.  The Company participated in two calls with the FASB Staff during 2017 to discuss current practices as well as to share the Company’s thoughts on the potential ramifications of certain alternatives under consideration by the FASB Staff in the project.  In October 2017, the FASB Staff presented their research to the FASB board in October 2017 with alternatives on scope and accounting guidance.  In October 2017, the FASB Board directed the staff to conduct more outreach.  The FASB Staff conducted workshops with practitioners on the project in December 2017, which representatives of the Company attended.  The FASB Staff presented their proposed scope and accounting guidance to the FASB Board in February 2018.  The FASB Board approved an exposure draft for comment in April 2018, for which the comment period recently ended on June 11, 2018.

The Company is aware of the lack of comprehensive guidance for recognition and measurement for collaborative arrangements and the diversity in practice for the accounting for collaborative arrangements.  In determining its accounting for the Janssen arrangement, the Company sought to comply with the existing guidance in Topic 808 and to also give consideration to the emerging views of the FASB on this topic, to the extent that those views were not in conflict with existing guidance or the Company’s historical accounting policy elections.

* * * * *

The Company concluded that the terms of the Janssen Agreement, as defined in the Report, should be evaluated within the scope of ASC 808 given that both parties are actively involved in directing and carrying out the development of the potential product candidate under the Janssen Agreement and that both parties are exposed to the significant risks and rewards of the commercial success of the product candidate. Examples of active involvement include (a) that both parties have roles and responsibilities in development activities, and (b) that both parties participate in a joint steering committee.  Both parties are also exposed to significant risks and rewards through the life of the collaboration, from the funding of the product development through the ultimate profit sharing, if the product is commercialized.

The current Topic 808 provides guidance on presentation and disclosure, but does not provide comprehensive guidance on recognition or measurement. Entities are required to analogize to other literature for recognition or measurement.  While transactions among collaboration partners that are in the scope of Topic 808 are not directly in the scope of Topic 606, paragraph 43-3 of Topic 808 states that, “if the payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments shall be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election.”  Therefore, Topic 808 allows an entity to apply the new revenue recognition guidance by analogy to these types of arrangements, if that is the policy it has elected.  Consistent with its historical policy elections, the Company has analogized to the revenue literature for activities which are considered to be a part of the Company’s ongoing and central operations.

On Page 9 of the Report, the accounting policy disclosure states that, “under certain collaborative arrangements, we have been reimbursed for a portion of our R&D expenses or participate in the cost sharing of such R&D expenses. Such reimbursements and cost sharing arrangements have been reflected as a reduction of R&D expense in our condensed consolidated statements of operations, as we do not consider performing research and development services to be a part of our ongoing and central operations. Therefore, the reimbursement or cost sharing of research and development services are recorded as a reduction of R&D expense.”  This policy has been applied to the Company’s collaborative arrangements which include the reimbursement of R&D expenses, such as the Company’s collaborative arrangements with Mylan and Alfasigma.  In arrangements where the R&D expenses are reimbursed, the Company does not consider those activities to represent a customer relationship because the Company has substantially less economic risk on the performance of the service.  These activities involving reimbursement of expenses are considered to be more of a collaborative activity, rather than a customer relationship.

The collaborative arrangement with Janssen is different as the Company is not entitled to receive reimbursement for the R&D services performed.  Under the collaborative arrangement with Janssen, the Company received a fixed up-front fee of $100 million.  In return for this fixed up-front fee, the Company is obligated to deliver specified R&D services over a period of time.  Clinical studies are expensive, take many years to complete and study results may lead to changes in scope or new requirements for conducting future clinical studies.  In the Janssen collaboration structure, the Company has assumed significant risks during the initial development period by agreeing to perform a variable amount of R&D services for a fixed fee.  The Company has concluded that the delivery of R&D services in the Janssen arrangement is representative of a customer relationship because the Company has agreed to provide specified services for a fixed fee.

In future filings, the Company will clarify its accounting policy disclosure as follows:

“…under certain collaborative arrangements, we have been reimbursed for a portion of our R&D expenses or participate in the cost sharing of such R&D expenses. Such reimbursements and cost sharing arrangements have been reflected as a reduction of R&D expense in our condensed consolidated statements of operations, as we do not consider performing research and development services for reimbursement to be a part of our ongoing and central operations. Therefore, the reimbursement or cost sharing of research and development services are recorded as a reduction of R&D expense.”

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

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Please contact me at (650) 808-4124 if you have any questions about this submission.

Sincerely yours,

Theravance Biopharma, Inc.

/s/ Renee Gala
Renee Gala
Senior Vice President and Chief Financial Officer

cc:	Bradford J. Shafer, Esq., Executive Vice President and General Counsel
Theravance Biopharma, Inc.

Brett A. Grimaud, Esq., Assistant Secretary
Theravance Biopharma, Inc.

David T. Young, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP